SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

06011785

28 February 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 27 February 2006, Re: Proposed disposal by AMB Venture Sdn Bhd, a wholly-owned subsidiary of Silverstone Corporation Berhad ("SCB"), of its entire 36.68% equity interest in Lion Asiapac Limited ("LAP"), comprising 148,750,644 ordinary shares of SGD0.10 each, and 148,750,644 warrants in LAP, to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/21

Form Version 2.0

General Announcement

Reference No MM-060227-43320

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Silverstone Corporation Berhad**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Goh Lee Sean / Ho Ming Hon**
* Designation	:	**Associate Director / Manager**

* Type : ● **Announcement** **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

PROPOSED DISPOSAL BY AMB VENTURE SDN BHD ("AMB"), A WHOLLY-OWNED SUBSIDIARY OF SCB, OF ITS ENTIRE 36.68% EQUITY INTEREST IN LION ASIAPAC LIMITED ("LAP"), COMPRISING 148,750,644 ORDINARY SHARES OF SGD0.10 EACH, AND 148,750,644 WARRANTS IN LAP, TO LCB VENTURE PTE LTD ("LCB VENTURE"), A WHOLLY-OWNED SUBSIDIARY OF LION CORPORATION BERHAD (" LCB"), FOR A TOTAL CONSIDERATION OF SGD32,725,142 (RM75,595,078), TO BE SATISFIED BY THE ISSUANCE OF 57,706,166 NEW ORDINARY SHARES OF RM1.00 EACH IN LCB TO SCB AT AN ISSUE PRICE OF RM1.31 PER SHARE ("PROPOSED DISPOSAL OF LAP")

* **Contents :-**

This announcement is dated 27 February 2006.

We refer to the announcements made by AmMerchant Bank Berhad (**"AmMerchant Bank"**) on behalf of the Company on 25 November 2004, 25 May 2005, 24 November 2005 and 9 February 2006 in relation to the Proposed Disposal of LAP.

The completion of the conditional Sale and Purchase Agreement in respect of the Proposed Disposal of LAP dated 25 November 2004 (**"SPA"**) is conditional upon the fulfillment of the conditions precedent stated therein within a period of six (6) months from the date of the SPA (or such longer period as the parties to the SPA may mutually agree upon in writing) (**"Conditional Period"**).

On 24 May 2005, the Conditional Period for the SPA was extended for a period of six (6) months from 25 May 2005 to 24 November 2005. On 24 November 2005, the Conditional Period was extended for a further three (3) months from 25 November 2005 to 24 February 2006. As the Proposed Disposal of LAP was not approved by the Securities Commission, the parties to the SPA had mutually agreed not to extend the Conditional Period and hence, the SPA terminates on 24 February 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.